L&F Acquisition Corp.
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606
June 30, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Blaise Rhodes, Doug Jones, Jennie Beysolow, Erin Jaskot

Re:	L&F Acquisition Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed June 16, 2022 File No. 333-262570

Ladies and Gentlemen:

This letter sets forth responses of L&F Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 28, 2022, with respect to the above-referenced Amendment No. 3 to the Registration Statement on Form S-4 (the “Third Amended Registration Statement”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

In addition, the Company has revised the Third Amended Registration Statement in response to the Staff’s comments and the Company is concurrently with this letter publicly filing Amendment No. 4 to the Registration Statement (the “Fourth Amended Registration Statement”), which reflects these revisions. References to page numbers in the Company’s responses to the comments below correspond to the page numbers in the Fourth Amended Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Fourth Amended Registration Statement.

Third Amended Registration Statement on Form S-4 Filed June 16, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Scenario 1, page 228

1.
Staff’s comment: The pro forma number of weighted average shares presented on the interim and annual pro forma statements of operations does not agree to the amount presented in the referenced note 6(G). Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 233 and 235 accordingly.

2.
Staff’s comment: Please disclose the basis for each effective tax rate presented in note 7(a) and how these rates correlate with the respective amounts of the adjustments and pro forma income tax expense reported in each pro forma statement of operations.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 246 accordingly.

3.
Staff’s comment: There is a note 7(b) for the income taxes line on page 233 but it is not defined in note 7 on page 245. Also, note 7 refers to (d) but this does not appear in any of the statements for scenario 1. Further, there is no detail regarding the basis for the amount represented by note 7(c). Please revise as appropriate, and include the basis/detail for any amounts presented.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 247 accordingly.

Scenario 2, page 246

4.
Staff’s comment: Regarding note 5(aa) that starts on page 257, the fourth solid bullet under the note (which is the third one on page 258) references amounts in notes 7(c) and 7(d), but these amounts do not appear in those notes. Please advise or clarify your disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 260 accordingly.

5.
Staff’s comment: Please disclose the basis for each effective tax rate presented in note 7(a) on page 265 and how these rates correlate with the respective amounts of the adjustments and pro forma income tax expense reported in each pro forma statement of operations. Additionally, provide detail regarding the basis for the amounts represented by notes 7(b), (c) and (d).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 268 accordingly.

6.
Staff’s comment: The income tax benefit amount on the pro forma statement of operations for the interim period does not agree with the amount for this period in note 7(a). Also, the deferred tax liability amount on the pro forma balance sheet does not agree with the amount in note 7(a). Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure for the income tax benefit on pages 251 and 267 and has revised the disclosure for the deferred tax liability on pages 249 and 268, accordingly.

7.	Staff’s comment: The amounts in notes 7(e) and (f) do not appear to correlate to the amounts in the noted references therein. Please advise or revise.

Response: The Company acknowledges the Staff’s comment and has deleted the disclosure on page 269 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of ZeroFox
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 317

8.
Staff’s comment: You disclose net cash used in operating activities in each period presented. Please discuss the operational reasons for the condition and explain how you intend to meet your cash requirements and maintain operations. In particular, discuss how you expect to satisfy your material cash requirements associated with repayment of debt and obligations associated with non-cancelable contracts for the purchase of goods and third-party services and operating leases through cash from operations as disclosed on page 318 while you have negative operating cash. Also address whether cash used in operating activities is a known trend and provide related disclosures. Refer to Item 303 of Regulation S-K and Release Nos. 33-6835 and 33-8350 for guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 320 and 322 accordingly.

General

9.
Staff’s comment: On page 27 you state that L&F, ZeroFox and IDX are not aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. In that regard, with a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete your initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment. On a supplemental basis, the Company advises the Staff that neither the Company nor our sponsor, JAR Sponsor, LLC, is, is controlled by or has substantial ties with a non-U.S. person and each of ZeroFox, Inc. and ID Experts Holdings, Inc. has confirmed to the Company that it is not, is not controlled by and does not have substantial ties with a non-U.S. person.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Tamar Donikyan at (212) 909-3421 of Kirkland & Ellis LLP.

Sincerely,

/s/ Adam Gerchen
Adam Gerchen Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler Tamar Donikyan Alla Digilova Kirkland & Ellis LLP